RISING DRAGON ACQUISITION CORP.

NO. 604, YIXING ROAD, WANBOLIN DISTRICT

TAIYUAN CITY, SHANXI PROVINCE,

PEOPLE’S REPUBLIC OF CHINA

Via Edgar

July 10, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper and Brigitte Lippmann

Re: Rising Dragon Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

Filed June 7, 2024

File No. 333-280026

Dear Mr. Alper and Ms. Lippmann:

We hereby provide a response to the comments issued in a letter dated July 1, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

For ease of reference, each comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended S-1.

Registration Statement on Form S-1 filed June 7, 2024

Cover Page

1.	Please disclose on the prospectus cover page where Adeptus Partners, LLC is headquartered.

Response: We respectfully advise the Staff that we have revised the disclosure on the cover page and page 49 of the Amended S-1 in response to the Staff’s comment.

Summary, page 1

2.	Please disclose the price paid for the founder shares.

Response: We respectfully advise the Staff that we have revised the disclosure on page 1 of the Amended S-1 in response to the Staff’s comment.

Summary of Risk Factors, page 24

3.	For each risk factor, provide cross-references to the more detailed discussion of these risks in the prospectus.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 24-30 of the Amended S-1 in response to the Staff’s comment.

Permitted purchases of our securities by our affiliates, page 108

4.

We note your disclosure stating that, in the event your initial shareholders, directors, officers or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the tender offer rules, including a representation that any of your securities purchased by your initial shareholders, directors, officers or their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the statement on page 12 that your “initial shareholders have agreed, pursuant to written letter agreements with us (A) to vote their founder shares (as well as any public shares acquired in or after this offering) in favor of any proposed business combination.” Refer to Tender Offer Rules and Schedules, Compliance and Disclosure Interpretation 166.01 for guidance.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 12, 16 and 111 of the Amended S-1 in response to the Staff’s comment.

General

5.

The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that the disclosure identified below is consistent with the concerns relating to the above risks described in the Sample Letters.

● Replace “potential oversight” on the cover page and page 54 with “significant oversight;”

● Replace “[t]hose laws and regulations and their interpretation and application may also change from time to time” on pages 42 and 76 with “those laws and regulations and their interpretation and application may also change quickly with little advance notice;” and

● Delete the language “in extreme cases” that appears on the cover page and pages 4 and 93.

Response: We respectfully advise the Staff that we have revised the disclosure on the cover page and pages 4, 45, 57, 79 and 96 of the Amended S-1 in response to the Staff’s comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel David J. Levine, Esq. at 212.407.4923 or Vivien Bai, Esq. at 212.407.4933. Thank you for your time and attention to this filing.

Sincerely,

/s/ Lulu Xing
Lulu Xing
Chairman and Chief Executive Officer

cc:	David J. Levine, Esq.
Vivien Bai, Esq.